Exhibit 3.3

SHARE EXCHANGE AGREEMENT

 THIS SHARE EXCHANGE AGREEMENT ("Agreement"), made and entered into this 5th day of March 2018, is by and between United Rail, Inc., a Nevada corporation duly incorporated and organized under the laws of the State of Nevada, with principal offices located at 9480 S. Eastern Avenue Suite # 205 Las Vegas, Nevada 89123, hereinafter referred to as ("XTRN"), and the United Shortline Insurance Services, a Pennsylvania corporation duly incorporated and organized under the laws of Pennsylvania, with principal offices located at 8265 N. Van Dyke Port Austin, Michigan 48467, hereinafter referred to as ("USIS").

 WHEREAS, USIS is a licensed insurance brokerage entity which has been serving the rail industry with innovative and railroad responsive products for the past 25 years. USIS is known for products specially designed for the Shortline and Regional Railroad Industry; and

WHEREAS, XTRN is in the rail business and owns a five percent (5%) royalty on all operating income generated from the use of its brand, X Train and logo, from the operations of specialty passenger trains from metropolitan areas in the US to resort gaming/casino destinations; and

WHEREAS, XTRN and USIS have entered into discussions to merge USIS into XTRN and XTRN has agreed to merge with USIS; and

WHEREAS, XTRN represents that it is in good standing in the state of Nevada and has all the necessary approvals to buy USIS; and

WHEREAS, USIS is in good standing in the state of Pennsylvania and has the necessary approvals to sell USIS; and

WHEREAS, XTRN and USIS entered into a Non-Disclosure Agreement dated March 5, 2017 (the "Non-Disclosure Agreement"), under which the Parties agreed to keep confidential certain information of each Party shared in connection with exploring potential business opportunities with respect to XTRN and USIS; and

WHEREAS, XTRN and USIS have also entered into a Memorandum of Understanding dated January 30, 2018; and

WHEREAS, XTRN and USIS wish to enter into the exchange of USIS and XTRN for the purposes of creating a public company to acquire short line railroad companies underneath the new combined companies.

 With that background and understanding, the Parties are entering into this Share Exchange Agreement:

1.	Definitions

"XTRN" means certain services to be provided by XTRN to support XTRN 's mobilization and operation.

"USIS" means certain services to be provided by USIS related to insurance.

"Effective Date" means the effective date of this Agreement, as set forth in the first paragraph of this Agreement.

"Agreement" means this Agreement of Understanding.

"Party" or "Parties" means United Shortline Insurance Services and/or United Rail

2.            Purpose

The purpose of this Share Exchange Agreement is for XTRN and USIS to merge their companies.

3.	Scope of XTRN Services

The Parties hereby agree to said Services below

4.	XTRN Responsibilities

XTRN will be responsible for all the required filings with the Securities Exchange
Commission to remain at all times fully reporting.

XTRN agrees to comply with all applicable federal, state and local laws, rules or regulations.

XTRN will provide a Five Million dollar ($5,000,000) At the Market (ATM) equity purchase facility from a bona fide financial institution.

5.	Scope of USIS Services

The Parties hereby agree to Services below

6.	USIS Responsibilities

USIS will be responsible for the daily management of USIS related to insurance matters. USIS agrees to comply with all applicable federal, state and local laws, rules or regulations.

USIS agrees to make available the services of Lou Schillinger to serve as President of XTRN post-exchange

7.	Closing

The Parties agree to close this transaction by March 5, 2018.

8.	Compensation and Price

XTRN agrees to acquire a forty nine percent (49%) interest in USIS for the consideration of five million dollars ($5,000,000) which is one hundred million shares of common stock of United Rail, Inc. at the post split price of five cents per share.

In addition, Lou Schillinger will receive an employment agreement for a 5 year term with a base salary of $150,000 per year. He will also be President of USIS and XTRN and become a part of the senior management team at XTRN. Michael Barron will be elected Chairman of the Board and be appointed CEO of the combined companies and shall receive an employment agreement for a 5 year term with a base salary of $150,000 per year. Wanda Witoslawski will be appointed CFO and shall receive an employment agreement for a 5 year term with a base salary of $120,000 per year.

Current XTRN Management will manage all of the SEC compliance issues and USIS Management will operate the insurance business and be a member of the board of directors.

All royalties due to XTRN shall remain the sole property of XTRN's shareholders and shall be distributed pro-rata according to their interests prior to the exchange being completed.

All revenues and profits or royalties shall first be recorded on the income statement of the parent company and then distributed to the respective subsidiaries as working capital.

9.	Exclusivity

The Parties agree to work exclusively with one another with respect to the subject matter contemplated by this Agreement.

10.	Confidential Information

The documents and information disclosed by or on behalf of either Party to the other Party in connection with this agreement shall constitute "Confidential Information," as defined in, and subject to the terms and conditions of, the Non-Disclosure Agreement.

11.           Cooperation

XTRN and USIS shall, from time to time and upon the reasonable request of the other Party, execute and deliver such further instruments or other documents and take such further action(s) as may be reasonably required to give effect to the purposes of this agreement.

12.          Expenses

XTRN and USIS shall bear their own expenses in the performance of its obligations under this Agreement, under payment provisions to be agreed upon by the Parties and agreed upon in the Final Agreement.

13.	Assignment

This Agreement may not be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

14.	Publicity/Marketing

The Parties agree that neither shall issue any news releases, public announcements, or advertising material related to this Agreement, provided that each Party shall be allowed, after coordination with the other Party, to make such public disclosures of its own corporate affairs related to this Agreement as may be required of publicly traded companies by applicable laws or regulations.

15.	Limitation of Liability

Neither Party shall have any liability to the other (including liability for any indirect, incidental, special or consequential damages), however caused and whether as a result of the negligence of one Party or otherwise, on account of the Parties' failure to execute an agreement.

16.	Rescission.

Both parties shall have up to 6 months from the execution of this Agreement hereto, to completely dissolve, rescind and abrogate the Agreement.  Any and all oral or verbal agreements or understandings that may have been made between any of the parties hereto, or any collateral written agreements that may have been made shall be deemed null and void.

17.	Mutual Release.

The parties hereby fully, irrevocably, and unconditionally forever mutually release and discharge each other hereto, and all from and against any and all actions,  causes of action, claims, judgments,  liabilities,  obligations,  claims for compensation, demands,  costs,  fees,  and  expenses  of whatever  kind or nature,  including, without  limitation,  attorneys'  fees and  costs,  whether  known  or  unknown, foreseen  or  unforeseen,  related in any way,  directly  or  indirectly,  to this Agreement.

18.	Return of Property.

Each of the parties to this Agreement agrees to return any stock certificates and the investment of $200K previously paid by USIS that was exchanged during negotiations of this Agreement.  If USIS rescinds, shares issued are returned and a repay schedule for the $200K shall be paid back over 6 months. If United Rail, Inc. rescinds, USIS returns its shares and is paid back the full $200K at the time of rescission.

19.          Severability

If any portion of this Agreement is held to be unenforceable, the remaining portions of this Agreement shall not be affected by such unenforceability.

20.          Termination

This Agreement is entered into as of the Effective Date and shall terminate upon the earlier to occur of the following:

a)	the effective date for such termination, as agreed upon in writing by both of the Parties;

b)	a Party's delivery of notice of a termination to a defaulting Party pursuant to Article 17;

21.	Default/Breach

If either XTRN  or USIS materially fails to perform or observe any of its material obligations under this Agreement and fails to cure such default within ten (10) days after having been given written notice of such default by the other Party, or in the event of the insolvency, bankruptcy, receivership, liquidation, or dissolution of one Party, then such Party shall be considered to be in default and the other Party may terminate this Agreement, effective immediately upon notice to the defaulting Party.

22.	Disputes

If the Parties are unable to resolve a dispute relating to this Agreement, either Party may bring an action in a proper court of law in the United States, which court shall have exclusive jurisdiction to resolve any such dispute.  Both Parties shall agree to submit to the jurisdiction of such court.

23.	No Waiver

The failure of either Party to enforce any of the provisions of this Agreement shall not be construed to be a waiver of the right of such Party thereafter to enforce each and every provision of this Agreement.

24.	Separate Property of Participants

By this Agreement or the performance of the transactions contemplated hereby, neither XTRN nor USIS shall acquire any ownership or interest in any property whatsoever of the other Party.

25.           Notices

Any notices, requests, consents and other communications to be given by either Party to the other Party under this Agreement shall be validly given if personally delivered to the other Party or if sent by registered, prepaid mail or by facsimile:

If to XTRN, to:

              Michael Barron, CEO
              9480 S. Eastern Avenue Suite # 205
Las Vegas, Nevada 89123

If to USIS, to:

Louis M. Schillinger, President and CEO
8265 N. Van Dyke
Port Austin, Michigan 48467

26.         Entire Agreement

This Agreement, sets forth all of the promises, covenants, agreements, conditions and undertakings between the Parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written.

27.	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Nevada, without regard to its choice of law rules.

28.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the day and year first above written.

United Rail, Inc. Signature: /s/Wayne Bailey Name: Wayne Bailey Title: CEO Date: 3/5/18	United Shortline Insurance Services Signature: /s/ Lou Schillinger Name: Louis M. Schillinger Title: President / CEO Date: 3/5/18